

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

Re: Laser Photonics Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed January 19, 2022
File No. 333-261129

Dear Mr. Tupuola:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2022

Facing Page

1. Please mark the registration statement facing page in your next filing to identify the appropriate amendment number.

If we fail to establish and maintain an effective system of internal controls, page 31

2. We note your response to prior comment 7. Please ensure that you have updated the disclosure in this risk factor to the extent practicable. For example, provide disclosure about the reasons why your disclosure controls and procedures were not effective and the steps taken to address any material weakness. If your internal control over financial reporting was also not effective, then please address these risks as well. In this regard, we

note the disclosure on page 22 of your Form 10-Q for the quarterly period ended June 30, 2021 that the officers concluded that your disclosure controls and procedures were not effective.

3.   To the extent you intend to use a portion of the proceeds from this offering to remedy the weakness in your disclosure controls and procedures, please discuss this in the "Use of Proceeds" section. If you have no plans to remedy the identified weakness, please disclose this in your risk factor.

Executive Compensation, page 73

4.   We note your response to prior comment 2. Please continue to update the disclosure in this section to reflect the most recently completed fiscal year. For example, we note the disclosure on page 76 about awards to named executive officers during the fiscal years ended December 31, 2019 and December 31, 2020 and the disclosure on page 78 about compensation earned by or paid to directors for the fiscal year ended December 31, 2020.

Certain Relationships and Related Party Transactions, page 79

5.   We note your response to prior comment 3. Please ensure that your determination of the amount reflects the *average* of your total assets for your last two fiscal years.

Exhibit 23.1, page 97

6.   We note that the auditor's consent refers to your prior amendment, "Form S1/A1." Please obtain a revised consent that refers to the appropriate registration statement amendment.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ernest M. Stern, Esq.